UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                              (Amendment No. 7)

                  Under the Securities Exchange Act of 1934

AVID TECHNOLOGY, INC.
                              ----------------
                               (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
                        -----------------------------
                         (Title of Class of Securities)

                                  05367P100
                                  ----------
                                 (CUSIP Number)

                              Gregory D. Hitchan
                          Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                                --------------
                   (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                March 12, 2007
                                --------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see


                                 Page 1 of 12

CUSIP NO. 05367P100              SCHEDULE 13D                    Page 2 of 12

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,213,989**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,213,989**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,213,989**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               17.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5

CUSIP NO. 05367P100              SCHEDULE 13D                    Page 3 of 12

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,213,989**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,213,989**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,213,989**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               17.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5

CUSIP NO. 05367P100              SCHEDULE 13D                    Page 4 of 12

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,213,989**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,213,989**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,213,989**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               17.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

CUSIP NO. 05367P100              SCHEDULE 13D                    Page 5 of 12

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,213,989**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,213,989**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,213,989**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               17.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5

CUSIP NO. 05367P100              SCHEDULE 13D                    Page 6 of 12

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               BLUM STRATEGIC PARTNERS III, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     04-3809438
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,213,989**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,213,989**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,213,989**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               17.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                             PN

-----------------------------------------------------------------------------
** See Item 5

CUSIP NO. 05367P100              SCHEDULE 13D                    Page 7 of 12

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,213,989**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,213,989**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,213,989**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               17.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

CUSIP NO. 05367P100              SCHEDULE 13D                    Page 8 of 12

Item 1.  Security and Issuer
-----------------------------

This Amendment No. 7 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on March 5, 2007 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); Blum Strategic Partners III, L.P., a Delaware limited partnership ("Blum Strategic III")and Saddlepoint Partners GP, L.L.C., a Delaware limited liability company ("Saddlepoint GP") (collectively, the "Reporting Persons").

This amendment relates to shares of common stock, $.01 par value per share (the "Common Stock") of Avid Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is One Park West, Tewksbury, MA 01876.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 2.  Identity and Background
---------------------------------

There have been no changes to Item 2 since the last Schedule 13D Amendment filed on March 5, 2007.


Item 3.  Source and Amount of Funds or Other Considerations
------------------------------------------------------------

There have been no changes to Item 3 since the initial Schedule 13D filed on April 24, 2006.


Item 4.  Purpose of Transaction
--------------------------------

There have been no changes to Item 4 since the initial Schedule 13D filed on April 24, 2006.


Item 5.  Interest in Securities of the Issuer
----------------------------------------------

(a), (b) According to the Issuer's Form 10-K filed with the Commission on March 1, 2007, there were 41,156,554 shares of Common Stock issued and outstanding as of February 15, 2007. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:
(i) 2,627,649 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, or on behalf of an entity for which Blum LP serves as investment advisor,



CUSIP NO. 05367P100              SCHEDULE 13D                    Page 9 of 12

which represents 6.4% of the outstanding shares of the Common Stock; (ii) 4,100,000 shares of the Common Stock held by Blum GP III which serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic III, which represents 10.0% of the outstanding shares of the Common Stock; (iii) 318,140 shares of the Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents 0.8% of the outstanding shares of the Common Stock; and (iv) 84,100 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents 0.2% of the outstanding shares of the Common Stock and 84,100 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric"), which represents 0.2% of the outstanding shares of the Common Stock (collectively, the "Investment Advisory Clients"), with respect to which Blum LP has voting and investment power. Each Investment Advisory Client has entered into an investment management agreement with Blum LP, but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP III and Saddlepoint GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 7,213,989 shares of the Common Stock, which is 17.5% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP III, Blum GP III LP and Saddlepoint GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum LP, Blum GP III LP, Blum GP III or Saddlepoint GP.

c) Since the most recent filing of Schedule 13D, the Reporting Persons purchased the following number of shares of Common Stock in the open market:

Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
Investment partnerships for        03-05-2007    46,000        32.8413
which Blum LP serves as the        03-05-2007    45,900        32.8517
general partner.                   03-06-2007    50,310        33.7903
                                   03-07-2007    54,100        33.4170
                                   03-08-2007     3,800        33.6556
                                   03-12-2007    10,100        33.2936
                                   03-12-2007    48,500        33.3460
                                   03-13-2007    17,510        32.9966
                                   03-13-2007    33,500        33.0378
                                   03-14-2007    67,200        32.6596
                                   03-14-2007    23,600        32.7420
                                   03-14-2007    33,500        32.8360





CUSIP NO. 05367P100              SCHEDULE 13D                    Page 10 of 12

Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
For Blum Strategic III for         03-07-2007     4,200        33.4170
which Blum GP III LP               03-08-2007    10,200        33.6556
serves as the general partner      03-12-2007    10,400        33.2936
and for Blum GP III which          03-12-2007    49,100        33.3460
serves as the general              03-13-2007    35,296        32.9966
partner for Blum GP III LP.        03-13-2007    66,900        33.0378


Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
The partnership for which          03-05-2007     7,890        32.8413
Saddlepoint GP serves as           03-05-2007     8,100        32.8517
general partner.                   03-06-2007     7,100        33.7903
                                   03-07-2007    22,800        33.4170
                                   03-08-2007       600        33.6556
                                   03-12-2007       500        33.2936
                                   03-12-2007     1,800        33.3460
                                   03-13-2007     1,800        32.9966
                                   03-13-2007     3,100        33.0378
                                   03-14-2007    25,200        32.6596
                                   03-14-2007     9,000        32.7420
                                   03-14-2007    12,700        32.8360


Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
The Investment Advisory            03-05-2007     1,200        32.8413
Clients for which Blum LP          03-05-2007     1,000        32.8517
serves as investment advisor.      03-06-2007     1,000        33.7903
                                   03-07-2007    10,600        33.4170
                                   03-08-2007       200        33.6556
                                   03-12-2007       200        33.2936
                                   03-12-2007       600        33.3460
                                   03-13-2007       600        32.9966
                                   03-13-2007     1,000        33.0378
                                   03-14-2007     7,600        32.6596
                                   03-14-2007     2,600        32.7420
                                   03-14-2007     3,800        32.8360

(d) and (e)  Not applicable.


Item 7.  Material to be Filed as Exhibits
------------------------------------------
Exhibit A  - Joint Filing Undertaking

CUSIP NO. 05367P100              SCHEDULE 13D                    Page 11 of 12


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 14, 2007

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          Its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP III, L.L.C.         BLUM STRATEGIC GP III, L.P.
                                      By:  Blum Strategic GP III, L.L.C.
                                           Its General Partner





By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Managing Member                    Managing Member


BLUM STRATEGIC PARTNERS III, L.P.      SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.P.,      By:  Blum Capital Partners, L.P.
     Its General Partner                    Its Managing Member
By:  Blum Strategic GP III, L.L.C.     By:  Richard C. Blum & Associates, Inc.
     Its General Partner                    Its General Partner


By:  /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    ----------------------------           ------------------------------
     Gregory D. Hitchan,                    Gregory D. Hitchan
     Managing Member                        Partner, Chief Operating Officer,
                                            General Counsel and Secretary

CUSIP NO. 05367P100              SCHEDULE 13D                    Page 12 of 12


                                  Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  March 14, 2007

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          Its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP III, L.L.C.         BLUM STRATEGIC GP III, L.P.
                                      By:  Blum Strategic GP III, L.L.C.
                                           Its General Partner





By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Managing Member                    Managing Member


BLUM STRATEGIC PARTNERS III, L.P.      SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.P.,      By:  Blum Capital Partners, L.P.
     Its General Partner                    Its Managing Member
By:  Blum Strategic GP III, L.L.C.     By:  Richard C. Blum & Associates, Inc.
     Its General Partner                    Its General Partner


By:  /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    ----------------------------           ------------------------------
     Gregory D. Hitchan,                    Gregory D. Hitchan
     Managing Member                        Partner, Chief Operating Officer,
                                            General Counsel and Secretary